REPORT UNDER
NATIONAL INSTRUMENT 51-102
REPORT OF VOTING RESULTS
To: Canadian Securities Administrators
In accordance with section 11.3 of National Instrument 51-102 — Continuous Disclosure Obligations, the following sets out the matters voted on at the Annual Meeting of Shareholders of Bank of Montreal (the “Bank”) held on March 2, 2006 and, as such votes were conducted by ballot, the number and percentage of votes cast for, against or withheld from each vote. Each of the matters set out below is described in greater detail in the Notice of Annual Meeting of Shareholders and Proxy Circular mailed to shareholders prior to the Annual Meeting.
1. Election of Directors
A ballot was conducted to vote on the appointment of the following 15 nominees as Directors of the Bank to serve until the next Annual Meeting of Shareholders of the Bank or until their successors are elected or appointed and the outcome was as follows:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Robert M. Astley	281,803,873	98.5	4,331,838	1.5
Stephen E. Bachand	282,562,313	98.8	3,564,341	1.2
David R. Beatty	282,767,555	98.8	3,337,445	1.2
Robert Chevrier	283,307,317	99.0	2,790,105	1.0
F. Anthony Comper	285,401,949	99.7	724,705	0.3
Ronald H. Farmer	281,264,456	98.3	4,858,842	1.7
David A. Galloway	282,734,224	98.8	3,389,074	1.2
Harold N. Kvisle	282,843,463	98.9	3,279,836	1.1
Eva Lee Kwok	283,630,651	99.1	2,492,011	0.9
Bruce H. Mitchell	285,448,517	99.8	674,145	0.2
Philip S. Orsino	284,193,342	99.3	1,935,424	0.7
J. Robert S. Prichard	274,117,021	95.8	12,011,109	4.2
Jeremy H. Reitman	285,189,894	99.7	921,692	0.3
Guylaine Saucier	284,617,773	99.5	1,492,420	0.5
Nancy C. Southern	284,209,818	99.3	1,893,865	0.7
2. Appointment of Auditors
A ballot was conducted to vote on the appointment of the firm of KPMG LLP as the auditors of the Bank for the 2006 fiscal year and the outcome was as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
283,957,211	99.2	2,163,406	0.8
3. Shareholder Proposal No. 1
A ballot was conducted to vote on a shareholder proposal that the Bank incorporate in its annual report the financial statements of its subsidiaries in tax havens and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
11,862,825	4.2	270,964,774	95.8
4. Shareholder Proposal No. 2
A ballot was conducted to vote on a shareholder proposal that any increase in executive officers’ compensation, as well as any option grants, pension and severance pay, be subject to approval by shareholders before their coming into effect and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
13,208,861	4.7	269,623,542	95.3
5. Shareholder Proposal No. 3
A ballot was conducted to vote on a shareholder proposal that persons tainted by judicial findings of unethical behaviour are not eligible to serve as Directors of Bank of Montreal and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
12,902,933	4.6	269,920,537	95.4
          Dated this 2nd day of March, 2006.

Bank of Montreal
By:	/s/ Robert V. Horte
Robert V. Horte
Vice-President and Corporate Secretary